Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated March 5, 2018

To Prospectus dated March 2, 2017

Registration No. 333-216408

Pricing Term Sheet

Mondelēz International, Inc.

Pricing Term Sheet

C$600,000,000 3.250% Notes Due 2025

Summary of Terms

Issuer:	Mondelēz International, Inc. (the “Company”)

Title of Securities:	3.250% Notes Due 2025 (the “Notes”)

Issue:	The Notes are being offered in Canada on a private placement basis

Principal Amount:	C$600,000,000

Ranking:	The Notes will be the Company’s senior unsecured obligations and will rank pari passu in right of payment with all of the Company’s existing and future senior unsecured indebtedness, rank senior in right of payment to all of the Company’s future subordinated indebtedness, be effectively subordinated in right of payment to all of the Company’s future secured indebtedness, to the extent of the value of the assets securing such indebtedness, and be structurally subordinated in right of payment to all existing and future indebtedness and other liabilities of each of the Company’s subsidiaries.

Expected Ratings*:	Baa1(stable outlook) by Moody’s / BBB (stable outlook) by S&P / BBB (stable outlook) by Fitch

Trade Date:	March 5, 2018

Settlement Date (T+2):	March 7, 2018

Use of Proceeds:	The Company intends to use the net proceeds from the sale of the Notes for general corporate purposes, which may include among others, the general corporate purposes identified under the caption “Use of Proceeds” in the Preliminary Prospectus Supplement and the Preliminary Canadian Offering Memorandum (as such terms are defined below).

Maturity Date:	March 7, 2025 (the “Maturity Date”)

Coupon (Interest Rate):	3.250% per annum, accruing from March 7, 2018

Price (Issue Price):	C$99.547, plus accrued interest, if any

Coupon Payment Dates:	Semi-annually in arrears in equal installments on each March 7 and September 7, commencing on September 7, 2018.

Following Business Day Convention:	If not a business day in New York or Toronto, then payment of a coupon or upon maturity or redemption will be made on the next business day with no adjustment.

Day Count Convention:	Actual/365 (Fixed) when calculating interest accruals during any partial interest period and 30/360 when calculating amounts due on any interest payment date.

Benchmark Bond:	CAN 2.25% due June 1, 2025

Benchmark Price / Yield:	C$100.75; 2.137%

Re-Offer Spread:	+ 120 bps versus the Government of Canada curve (“GoC Curve”) + 118.6 bps versus the Benchmark Bond, which includes a curve adjustment of -1.4 bps

GoC Curve:	CAN 2.50% due June 1, 2024 and CAN 2.25% due June 1, 2025

Issue Yield:	3.323%

Change of Control:	Upon the occurrence of both (i) a change of control of the Company and (ii) a downgrade of the notes below an investment grade rating by each of Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Ratings Services (“S&P”) within a specified period, the Company will be required to make an offer to purchase the notes at a price equal to 101% of the aggregate principal amount of such notes, plus accrued and unpaid interest to the date of repurchase.

Optional Redemption:

Prior to January 7, 2025 (the date that is two months prior to the scheduled maturity date for the notes) (the “Par Call Date”), we may, at our option, redeem the notes, in whole at any time or in part from time to time (in C$1,000 increments, provided that any remaining principal amount thereof shall be at least the minimum authorized denomination thereof), at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the Canada Yield Price (as defined below), plus, in either case, accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

On or after the Par Call Date, we may, at our option, redeem the notes, in whole at any time or in part from time to time (in C$1,000 increments, provided that any remaining principal amount thereof shall be at least the minimum authorized denomination thereof) at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

“Canada Yield Price” means, in respect of any notes being redeemed, the price, in respect of the principal amount of the notes, calculated by the Company as of the third business day prior to the redemption date of such notes, equal to the sum of the present values of the Remaining Scheduled Payments of interest (not including any portion of the payments of interest accrued as of the date of redemption) and principal on the notes to be redeemed from the redemption date to the Par Call Date using a discount rate equal to the Government of Canada Yield on such business day plus 30 basis points.

“Government of Canada Yield” means, on any date, the bid-side yield to maturity on such date as determined by the arithmetic average (rounded to three decimal places) of the yields quoted at 10:00 a.m. (Toronto time) by any two investment dealers in Canada selected by us, assuming semi-annual compounding and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond maturing on the Par Call Date would carry if issued in CAD in Canada at 100% of its principal amount on such date with a term to maturity that most closely approximates the remaining term to the Par Call Date.

“Remaining Scheduled Payments” means, with respect to each note to be redeemed, the remaining scheduled payments of principal of and interest on each note that would be due after the related redemption date if the note were redeemed on the Par Call Date. If that redemption date is not an interest payment date with respect to a note, the amount of the next succeeding scheduled interest payment on each note will be reduced by the amount of interest accrued on such note to, but excluding, the redemption date.

Form of Distribution in Canada:	The distribution of the Notes is being made on a private placement basis to purchasers in each of the provinces of Canada (the “Offering Jurisdictions”) under a Canadian offering memorandum dated March 5, 2018 (the “Canadian Offering Memorandum”), which will include the prospectus dated March 2, 2017, as supplemented by a prospectus supplement dated March 5, 2018 that form part of the registration statement filed with the U.S. Securities and Exchange Commission. The distribution will be made in reliance on statutory exemptions from the prospectus requirements of Canadian securities laws applicable in each of the Offering Jurisdictions and, in particular, the Notes will only be sold in the Offering Jurisdictions pursuant to the “accredited investor exemption” (as defined in National Instrument 45-106 — Prospectus Exemptions (“NI 45-106”)) to purchasers that are “accredited investors” (as such term is defined in NI 45-106) or Section 73.3 of the Securities Act (Ontario), as applicable) who purchase the Notes as principal (or are deemed to be purchasing as principal) and that are also “permitted clients” (as such term is defined in National Instrument 31-103 — Registration Requirements, Exemptions and Ongoing Registrant Obligations).

Resale Restrictions:	Resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable Canadian securities laws, which may vary depending on the province. The Company is not a reporting issuer in any province or territory of Canada. Unless permitted under applicable Canadian securities laws, holders of the Notes must not trade the Notes before the date that is four months and a day after the later of (i) March 7, 2018 and (ii) the date the Company becomes a reporting issuer in any province or territory of Canada. Prospective purchasers should consult their own independent legal advisors with respect to such restrictions. The Notes are a new issue of securities for which no established trading market exists. If an active trading market does not develop for the Notes, investors may not be able to resell them. The Company currently has no intention of listing the Notes on any exchange or becoming a reporting issuer in Canada in the foreseeable future.

Governing Law:	New York

Listing:	None

CUSIP No.:	609207AK1

ISIN No.:	CA609207AK15

Denominations:	C$2,000 and integral multiples of C$1,000 in excess thereof

Settlement/Form:	CDS Clearing and Depository Services Inc./Book Entry (Global Note)

Joint Book-Running Managers:	Merrill Lynch Canada Inc. HSBC Securities (Canada) Inc. TD Securities Inc.

Co-Managers:	Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC SG Americas Securities, LLC Wells Fargo Securities Canada, Ltd.

* Note: An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s, S&P and Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

The foregoing description of some of the terms of the Notes is not complete and is subject to, and qualified in its entirely by, reference to the Company’s preliminary prospectus supplement dated March 5, 2018 (the “Preliminary Prospectus Supplement”) and the accompanying prospectus dated March 2, 2017 (the “Prospectus”) and the Company’s preliminary Canadian offering memorandum dated March 5, 2018, as applicable, which includes the Preliminary Prospectus Supplement and the Prospectus (collectively the “Preliminary Canadian Offering Memorandum”), and the documents incorporated and deemed to be incorporated by reference therein. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Preliminary Prospectus Supplement or the Prospectus or the Preliminary Canadian Offering Memorandum. Prospective purchasers should review the Preliminary Prospectus Supplement, the Prospectus and the Preliminary Canadian Offering Memorandum, as applicable, for a more detailed description of some of the terms of the Notes. No person has been authorized to make any representation in connection with the offering other than as contained or incorporated by reference in the Preliminary Prospectus Supplement and the Prospectus and the Preliminary Canadian Offering Memorandum, and the Company and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect sales of Notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

The Company has filed a Registration Statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement and the Canadian Offering Memorandum, which includes the prospectus and prospectus supplement, if you request it by contacting Merrill Lynch Canada Inc. (toll free) at 1-800-294-1322, HSBC Securities (Canada) Inc. (toll free) at 1-866-811-8049, or TD Securities Inc. (toll free) at 1-800-263-5292.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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